BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.    Reporting Issuer

       Silver Standard Resources Inc.
       #1180 — 999 West Hastings Street
       Vancouver, B.C.   V6C 2W2

2.    Date of Material Change

       December 16, 2002

3.    Press Release

       A news release was issued in Vancouver, B.C. on December 16, 2002.

4.    Summary of Material Change

Silver Standard Resources Inc. reports that Vista Gold Corp., operator of the Maverick Springs gold-silver project in Nevada, has completed a 7,020-foot drill program which has significantly extended known mineralization on the property.

5.    Full Description of Material Changes

       See attached news release 02-20.

6.    Reliance on Section 85(2) of the Act

       N/A

7.    Omitted Information

       NIL

8.    Senior Officers

       Names:    R.A. Quartermain, President and Director
                       Linda J. Sue, Corporate Secretary

       Business Tel.:   (604) 689-3846

9.    Statement of Senior Officer

       The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 18th day of December, 2002

"Linda J. Sue"
_________________________________
Linda J. Sue, Corporate Secretary

December 16, 2002	Trading Symbols:
News Release 02-20	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

VISTA EXTENDS SILVER-GOLD MINERALIZATION
AT MAVERICK SPRINGS PROJECT IN NEVADA

Vancouver, B.C. — Vista Gold Corp. (TSX and AMEX: VGZ), as operator of the Maverick Springs gold-silver project in Nevada, has completed a 7,020-foot drill program which has significantly extended known mineralization on the property. Maverick Springs is located approximately 50 miles southeast of Elko, Nevada, on the southeast extension of the Carlin Trend.

The drill program consisted of seven reverse circulation holes, 500 feet to 2200 feet from known mineralization, all of which encountered flat-lying mineralization, predominantly oxidized to depths of up to 900 feet. In outlining continuous mineralization in a 2,200-foot by 1,200-foot area immediately adjacent to known gold-silver resources, this newly outlined mineralization has the potential to significantly increase previously reported resources with additional in-fill drilling.

Selected Drill Hole Results-Maverick Springs, December 2002

Drill Hole	From (feet)	To (feet)	Thickness (feet)	Gold (oz./ton)	Silver (oz./ton)
MR129	695	940	245	0.008	1.52
MR130	650	850	200	0.008	3.85
includes	670	710	40	0.008	14.13
MR131	565	940	375	0.012	0.57
MR132	600	925	325	0.011	0.52
MR133	300	400	100	0.008	0.16
MR133	515	825	310	0.008	1.02
MR134	590	790	200	0.009	0.78
MR135	690	800	110	0.026	3.07
includes	760	775	15	0.105	0.78

The thicknesses are considered true widths. Gold assays were full assay-ton fire assays; silver assays were atomic absorption measurements from an aqua-regia leach solution. All assays were completed by American Assay Labs in Reno, Nevada, with industry-standard QA/QC procedures.

Current indicated and inferred resources, at a cut-off of 0.50 ounces of silver per ton, stand at 27.4 million tons of 1.18 ounces of silver per ton, and 56.8 million tons of 1.21 ounces of silver per ton, respectively.

The area of known mineralization now occupies an area 6,000 feet north-south by 2500 feet east-west, indicating a very large mineralized system. Higher grades in gold have been intersected in the northern-most hole, MR135; and higher silver grades were also encountered in MR130, the western-most drill hole. Maverick Springs is considered a silver-rich, Carlin-type system with mineralization from 100 to 400 feet in thickness.

The exploration program was designed and supervised by Warren Bates, B.Sc. and P.Geo. Mr. Bates is a graduate of the University of Manitoba with a B.Sc (Honours) majoring in Geology (1985) and a member of the Association of Professional Geologists of Ontario (A.P.G.O.).

As previously announced, subject to completion of a formal agreement expected in January 2003, Vista will grant Silver Standard an option to acquire Vista’s interest in the silver resources hosted in the project. Vista will be operator.

A 6,000-meter program of diamond drilling is now under way at Silver Standard’s 50%-held Manantial Espejo silver-gold project in Argentina and a 13,500-meter program of reverse circulation and diamond drilling is being completed at the company’s wholly-owned Bowdens silver project in Australia. Silver Standard is also pursuing acquisitions of other significant silver projects.

For further information, contact:

Jock McGregor, President Vista Gold Corp. Littleton, CO. (720) 981-1185 www.vistagold.com	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.